Mail Stop 3561

September 21, 2005

Via U.S. Mail and Fax (570-414-0517)
Mr. Ronald Ricciardi
President and Chief Executive Officer
FBO Air, Inc.
9087 E. Charter Oak
Scottsdale, AZ 85260

 RE: FBO Air, Inc.
        Form 10-KSB for the Fiscal Year ended December 31, 2004
        Filed March 29, 2005

        Form 10-QSB for Fiscal Quarters Ended
        March 31, 2005 and June 30,2005
        File No. 333-56046

Dear Mr. Ricciardi:

We have completed our review of your Form 10-KSB and related
Filings and do not, at this time, have any further comments.

        Sincerely,

        Larry Spirgel
        Assistant Director

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Mr. Ronald Ricciardi
FBO Air, Inc.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
DIVISION OF CORPORATION FINANCE